Exhibit 3.4

COMPANY AGREEMENT

OF

BAYSHORE INDUSTRIAL, LLC

THIS COMPANY AGREEMENT (this “Agreement”), by ICO Global Services, Inc. (the “Member”), dated as of December 31, 2012;

W I T N E S S E T H:

WHEREAS, the Member desires to confirm the filing with the Texas Secretary of State of the Certificate of Formation (the “Certificate”) of BAYSHORE INDUSTRIAL, LLC, a Texas limited liability company (the “Company”); and

WHEREAS, the Member desires to enter into this Agreement as to the affairs and the conduct of business of the Company, and the Member intends that this Agreement constitute the “company agreement” of the Company, within the meaning of that term as defined in Chapter 101 of the Texas Business Organizations Code (the “Act”);

NOW, THEREFORE, it is agreed and stated as follows:

Section 1. Formation; Member. The Company was formed upon the filing of its Certificate with the Texas Secretary of State. The Member shall be the sole member of the Company. Whether under this Agreement, under any other agreement or obligation by which the Company and/or the Member may be bound, or pursuant to applicable law, any action or inaction taken or omitted to be taken by or with the consent of the Member shall bind the Company. The Member may delegate such power and authority.

Section 2. Term. The term of the Company commenced with the filing of the Certificate with the Texas Secretary of State and shall continue in perpetuity, unless and until the Member consents in writing to dissolve the Company. Upon dissolution the Company shall be wound up and terminated as provided in the Act, and the Member shall have the authority to wind up the Company.

Section 3. Capital Contributions. The Member shall determine the amounts, forms and timing of capital contributions required of the Member.

Section 4. Tax Matters. It is the express intention of the Company and the Member that the Company be treated as a C corporation for all U.S. federal income tax purposes, and that an election pursuant to Treasury Regulation Section 301.7701-3 for the Company to be so treated remain in effect.

Section 5. Distributions. Distributions of cash or property under circumstances not involving the liquidation of the Company, if any, shall be within the discretion of the Member as to amount, form and frequency. Upon the liquidation of the Company, the Member shall have the power to liquidate or to distribute in kind any and all of the assets of the Company.

Section 6. General Provisions.

(a) No Third Party Beneficiaries. None of the provisions of this Agreement shall be construed as existing for the benefit of any creditor of the Company or as being enforceable by any party not a signatory hereto. There shall be no third party beneficiaries of this Agreement.

(b) Entire Agreement. This Agreement constitutes the entire company agreement of the Company within the meaning of the Act and contains the entire understanding, agreement and statement of the Member upon the subject matter of this Agreement and may only be amended, changed or waived in a writing signed by the Member. The Member acknowledges that the provisions of the Act shall govern the affairs of the Company and the conduct of its business, except as provided in this Agreement.

(c) Provisions Binding. This Agreement shall inure to the benefit of and be binding upon the Member and its successors and assigns.

(d) Applicable Law. This Agreement shall be interpreted in accordance with the laws of the State of Texas.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned has duly executed this Company Agreement of Bayshore Industrial, LLC, effective as of the date and year first above written.

MEMBER:

ICO Global Services, Inc., Sole Member

By:
Robert Doug Miller, Vice President and Treasurer – Assistant Secretary